Filed Pursuant to Rule 424(b)(3)
Registration No.: 333-283153

SUPPLEMENT TO

PROXY STATEMENT/PROSPECTUS
DATED January 20, 2026

PROPOSED MERGER — YOUR VOTE IS VERY IMPORTANT

PROXY STATEMENT FOR SPECIAL MEETING OF TRAILBLAZER MERGER CORPORATION I
AND
PROSPECTUS FOR

TRAILBLAZER HOLDINGS, INC.

Dear Shareholders of Trailblazer Merger Corporation I:

You have previously received definitive proxy materials dated January 20, 2026 (the “Proxy Statement/Prospectus”) in connection with the Special Meeting of Trailblazer Merger Corporation I, a Delaware corporation (“Trailblazer,” the “Company”, “we”, “us” or “our”), to be held on February 18, 2026 at 10:00 A.M., Eastern time, via virtual meeting format (the “Special Meeting”).

The purpose of this document (the “Supplement”) is to supplement the Proxy Statement/Prospectus with certain new and/or revised information as follows:

1.      To report the resignation of the Company’s Chief Executive Officer, Arie Rabinowitz, and the appointment of Yosef Eichorn as Chief Executive Officer;

2.      To disclose the entry by Trailblazer Holdings, Inc. (“Holdings”) into subscription agreements for an additional $2.0 million private investment in public equity (“PIPE”) financing on substantially the same terms as the previously disclosed $6.0 million PIPE financing; and

3.      To provide an updated internet link for attendance at the virtual meeting.

Except as specifically amended or supplemented by this Supplement, the disclosures contained in the Proxy Statement/Prospectus remain unchanged. This Supplement should be read in conjunction with the Proxy Statement/Prospectus.

SUPPLEMENT

The Proxy Statement/Prospectus is hereby amended and supplemented as follows:

RECENT DEVELOPMENTS

Resignation of Chief Executive Officer and Director; Appointment of Chief Executive Officer

On January 20, 2026, Arie Rabinowitz resigned as a director and the Chief Executive Officer of the Company. Mr. Rabinowitz’s resignation was not the result of any disagreement between him and the Company, the Board of Directors of the Company (the “Board of Directors”), or any committee of the Board of Directors on any matter. On the same day, Mr. Rabinowitz also resigned as the Chief Executive Officer and sole director of Holdings.

Appointment of Chief Executive Officer

On January 21, 2026, the Board of Directors appointed Yosef Eichorn as the Company’s Chief Executive Officer, and as the Chief Executive Officer and sole director of Holdings. Mr. Eichorn is also currently the Chief Development Officer of the Company.

Mr. Eichorn also serves as the Vice President of Investments at LHX Corp. Mr. Eichorn has served in this capacity since February 2025. Previously he served in the same capacity at LH Financial since January 2020. Mr. Eichorn focuses on evaluating new investment opportunities in addition to monitoring the family’s active portfolio companies. From March 2019 to September 2021, Mr. Eichorn served as Compliance Officer at LH Financial. He was responsible for compliance, developing and updating LH Financial Services Corp. and its family client’s compliance framework and procedures to ensure that LH Financial and its family client comply with applicable policies and regulations. From July 2018 to December 2019, Mr. Eichorn served as a Research Analyst at LH Financial. Mr. Eichorn is the son-in-law of Mr. Rabinowitz. Yosef Eichorn graduated from Empire State College with a BS in Liberal Arts.

Additional PIPE Financing

As previously disclosed, on December 18, 2025, Holdings entered into subscription agreements with certain investors providing for a $6.0 million PIPE investment in Holdings Series B preferred stock and warrants.

On February 5, 2026, subsequent to the filing of the Proxy Statement/Prospectus, Holdings entered into additional subscription agreements with certain investors providing for an additional $2.0 million private placement investment in Holdings Series B preferred stock and warrants (the “Additional PIPE Investment”).

The Additional PIPE Investment was entered into on substantially the same terms as the previously disclosed $6.0 million PIPE financing. As a result of the Additional PIPE Investment, the total committed PIPE financing has been increased to $8.0 million.

All references to the “PIPE Investment” in Proposal 5 of the Proxy Statement/Prospectus shall be deemed to include the Additional PIPE Investment.

INCORPORATION OF PRIOR DISCLOSURE

Except as expressly amended or supplemented by this Supplement, all information contained in the Proxy Statement/Prospectus continues to apply and should be read in its entirety.

UPDATED INTERNET LINK FOR VIRTUAL MEETING

The Special Meeting will be held on February 18, 2026, at 10:00 a.m., Eastern time, via live webcast at the following address:

https://loeb.zoom.us/j/98595182530?pwd=TI3Tvvz8sjlBqP0ozT30mX95bizqDb.1&from=addon (Meeting ID: 985 9518 2530; Passcode: 402391)

Dial-in Information:
877 853 5257 (Toll Free)
888 475 4499 (Toll Free)

Outside of the U.S. and Canada:
at numbers in the link below:

https://loeb.zoom.us/zoomconference?m=OTg1OTUxODI1MzA.A8XauVe7zZiKF18e-8TX-
fnyMuUXaDp4&_x_zm_rtaid=7scl4vfAT12E4_GH0s6E_w.1768660293094.
cec7d5ce171949c6c4c464ed7577cc69&_x_zm_rhtaid=680.

You will need the 12-digit meeting control number that is printed on your proxy card to enter the Special Meeting. Trailblazer recommends that you log in at least 15 minutes before the Special Meeting to ensure you are logged in when the Special Meeting starts.

Except as expressly set forth herein, this Supplement does not modify the date, time, location, record date, or proposals to be voted upon at the Special Meeting described in the Proxy Statement/Prospectus.

CHANGING OR REVOKING YOUR PROXY

If you are a record owner of your shares and you give a proxy, you may change or revoke it at any time before it is exercised by doing any one of the following:

•        you may send another proxy card with a later date;

•        you may notify Trailblazer’s secretary in writing before the Special Meeting that you have revoked your proxy; or

•        you may attend the Special Meeting, revoke your proxy, and vote through the internet as described above.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.

WHO CAN ANSWER YOUR QUESTIONS ABOUT VOTING YOUR SHARES

If you are a stockholder and have any questions about how to vote or direct a vote in respect of your Trailblazer common stock, you may contact Trailblazer’s proxy solicitor at:

Advantage Proxy, Inc.
P.O. Box 10904 Yakima, WA 98909
Attn: Karen Smith
Toll Free Telephone: (877) 870-8565
Main Telephone: (206) 870-8565
E-mail: ksmith@advantageproxy.com

RECOMMENDATION OF THE TRAILBLAZER BOARD

THE TRAILBLAZER BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” EACH OF THE PROPOSALS TO BE CONSIDERED AT THE SPECIAL MEETING.

This Supplement is Dated February 10, 2026

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